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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

WMS INDUSTRIES INC.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

929297109

(Cusip Number)

Louis J. Nicastro
Neil D. Nicastro
800 S. Northpoint Boulevard
Waukegan, Illinois 60085
Telephone: (847) 785-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP No. 929297109			PAGE 2 of 6 PAGES

1.	Name of Reporting Person: Louis J. Nicastro		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,632

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 4,632

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,632

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): less than 1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 929297109			PAGE 3 of 6 PAGES

1.	Name of Reporting Person: Neil D. Nicastro		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,637,414

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 14

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,637,414

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 35.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 929297109	13D	PAGE 4 OF 6 PAGES

     This Amendment No. 9 hereby amends the Statement on Schedule 13D, as amended by amendments previously filed by Louis J. Nicastro and Neil D. Nicastro with respect to the common stock, par value $0.50 per share (“Common Stock”), of WMS Industries Inc., a Delaware corporation (the “Company”). Only the items specifically included below are amended, and the remainder of the Statement on Schedule 13D, as previously amended, is unchanged.

ITEM 2. IDENTITY AND BACKGROUND

     Louis J. Nicastro has a business address c/o WMS Industries Inc., 800 S. Northpoint Boulevard, Waukegan, Illinois 60085. He is the Chairman of the Board of WMS Industries Inc., a designer, manufacturer and marketer of gaming devices and video lottery terminals. During the last five years, Mr. Nicastro has not been (a)convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws. Mr. Nicastro is a citizen of the United States of America.

     Neil D. Nicastro has a business address c/o Midway Games Inc., 2704 West Roscoe Street, Chicago, Illinois 60618. He is the Chairman of the Board of Midway Games Inc., a developer, publisher and marketer of video games. During the last five years, Mr. Nicastro has not been (a)convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws. Mr. Nicastro is a citizen of the United States of America.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As previously reported, pursuant to a Voting Proxy Agreement (the “Proxy Agreement”) effective as of August 25, 1995 among the Company, the Reporting Persons, Sumner M. Redstone and National Amusements, Inc., the Reporting Persons were appointed, individually, as proxy holders to vote the Common Stock beneficially owned by Sumner M. Redstone (currently 8,056,000 shares) in order to facilitate compliance by the Company with certain regulations of Nevada gaming authorities for licensure as a manufacturer and distributor of gaming devices, pending the approval of an application of Sumner M. Redstone, which has been filed with the Nevada gaming authorities. Sumner M. Redstone is a citizen of the United States of America with a business address at 200 Elm Street, Dedham, Massachusetts 02026, and National Amusements, Inc. is a Maryland corporation with a business address at 200 Elm Street, Dedham, Massachusetts 02026.

     On November 8, 2002, Phyllis G. Redstone, Mr. Redstone’s former wife, entered into a Voting Proxy Agreement with the Company and the Reporting Persons. Pursuant to that agreement, the Reporting Persons were appointed, individually, as proxy holders to vote the Common Stock of the Company beneficially owned by Ms. Redstone (2,581,400 shares) in order to facilitate compliance by the Company with applicable gaming regulations. Ms. Redstone acquired her shares of the Common Stock of the Company from Mr. Redstone on July 30, 2002, pursuant to a settlement of divorce. Ms. Redstone is a citizen of the United States of America with a business address c/o Gadsby Hannah LLP, 225 Franklin Street, Boston, MA 02110.

CUSIP NO. 929297109	13D	PAGE 5 OF 6 PAGES

     On June 25, 2003, Louis J. Nicastro resigned as a proxy holder under the two voting proxy agreements described above. Louis J. Nicastro has sole voting and dispositive power with respect to 4,632 shares (less than 1%) of the issued and outstanding shares of Common Stock (based upon 29,738,820 shares of Common Stock outstanding, excluding 2,825,995 shares in treasury, on June 25, 2003).

     Neil D. Nicastro may be deemed the beneficial owner of 10,637,414 shares, or approximately 35.8% of the issued and outstanding shares of Common Stock (based upon 29,738,820 shares of Common Stock outstanding, excluding 2,825,995 shares in treasury, on June 25, 2003). Neil D. Nicastro has sole voting power with respect to 10,637,414 of such shares and sole dispositive power with respect to 14 of such shares, but he does not share voting or dispositive power over any of these shares. In addition, he may acquire another 30,000 shares pursuant to stock options.

     Based solely upon information contained in Amendment 32 to Schedule 13D, dated May 15, 2003 to the Statement on Schedule 13D filed by Sumner M. Redstone with the Securities and Exchange Commission (the “Redstone 13D”), Mr. Redstone is the beneficial owner, with sole dispositive power, but no voting power, of 4,572,100 shares of the issued and outstanding Common Stock. As a result of his stock ownership in National Amusements, Inc., Mr. Redstone may be deemed the beneficial owner of 3,483,900 shares of Common Stock, for a total of 8,056,000 shares of Common Stock, or approximately 27.1% of the issued and outstanding shares of Common Stock of the Company (based upon 29,738,820 shares of Common Stock outstanding, excluding 2,825,995 shares in treasury, on June 25, 2003).

     Based solely upon information contained in the Redstone 13D, National Amusements, Inc. is the beneficial owner, with sole dispositive power, but no voting power, of 3,483,900 shares, or approximately 11.7% of the issued and outstanding Common Stock (based upon 29,738,820 shares of Common Stock outstanding, excluding 2,825,995 shares in treasury, on June 25, 2003).

     Based solely upon information contained in Amendment 1 to Schedule 13D, dated March 17, 2003 to the Statement on Schedule 13D filed by Phyllis G. Redstone with the Securities and Exchange Commission, Ms. Redstone is the beneficial owner, with sole dispositive power of 2,581,400 shares of the issued and outstanding Common Stock, or approximately 8.7% of the issued and outstanding shares of Common Stock of the Company (based upon 29,738,820 shares of Common Stock outstanding, excluding 2,825,995 shares in treasury, on June 25, 2003).

     During the past 60 days, the only transaction that either of the Reporting Persons participated in with respect to the Common Stock was the transaction reported herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     See Item 5 above, reporting the resignation of Louis J. Nicastro as a proxy holder under the two voting agreements described above. Neil D. Nicastro is currently a proxy holder under those agreements.

CUSIP NO. 929297109	13D	PAGE 6 OF 6 PAGES

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

/s/ Louis J. Nicastro Louis J. Nicastro	June 26, 2003

/s/ Neil D. Nicastro Neil D. Nicastro	June 26, 2003